SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
 Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of March 2006

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AMERICAN ISRAELI PAPER MILLS LTD.
 (Translation of Registrant’s Name into English)
P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________________

        American Israeli Paper Mills Ltd. (the “Registrant”) announced today that Mr. Zvi Livnat, a current director of the Registrant, was elected by the Board of Directors as Chairman of the Board, effective April 2, 2006. Mr. Livnat will replace Mr. Yerushalmi who recently announced his intention to retire.

        Mr. Livnat is the Co-CEO of Clal Industries and Investments Ltd., the Deputy CEO of IDB Holdings Corporation Ltd., Deputy Chairman of IDB Development Ltd. and a director of IDB Holdings Corporation Ltd., IDB Development Ltd., Corporation Discount Investments Ltd. and other public and private companies.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN ISRAELI PAPER MILLS LTD.
By: /s/ Lea Katz
Name: Lea Katz Title: Corporate Secretary

Dated: March 30, 2006